UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 66779/April 11, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14728

In the Matter of   :
               :
BLUEPOINT LINUX SOFTWARE CORP.,   :
CHINA BOTTLES, INC.,   :   ORDER MAKING FINDINGS AND
CHINA HINON BIOTECH, INC.,   :   REVOKING REGISTRATIONS
CHINA ONE HOLDING, INC.,   :   BY DEFAULT
CHINA PRIVATE EQUITY GROUP, CORP.,   :
CHINESE MANUFACTURERS ONLINE CORP., :
LONG-E INTERNATIONAL, INC., and   :
NANO SUPERLATTICE TECHNOLOGY, INC.   :

SUMMARY

   This Order revokes the registrations of the registered securities of BluePoint Linux Software Corp., China Bottles, Inc., China Hinon Biotech, Inc., China One Holding, Inc., China Private Equity Group, Corporation, Chinese Manufacturers Online Corp., Long-e International, Inc., and Nano Superlattice Technology, Inc. (collectively, Respondents). The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

   The Commission initiated this proceeding on February 2, 2012, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii), (iv) by February 20, 2012.[1] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 4; 17

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[1] China Hinon Biotech, Inc., China One Holding, Inc., China Private Equity Group, Corporation, and Chinese Manufacturers Online Corp. were each served with the OIP by USPS Express Mail attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii). BluePoint Linux Software Corp., an Indiana corporation, was served with the OIP by service on its Indiana registered agent on February 7,

C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

BluePoint Linux Software Corp. (CIK No. 1081376)[2] is an Indiana corporation located in Shenzhen, China, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[3] on September 11, 2008, for the period ended June 30, 2007. As of November 17, 2011, the company's common stock (symbol "BLPT") was quoted on OTC Link (formerly "Pink Sheets") operated by OTC Markets Group Inc. ("OTC Link"), had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

China Bottles, Inc. (CIK No. 1156833), is a Nevada corporation located in Guangdong Province, China, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q/A on December 3, 2008, for the period ended June 30, 2008. As of November 17, 2011, the its common stock (symbol "CBTT") was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

China Hinon Biotech, Inc. (CIK No. 1464370), is a Delaware corporation located in Beverly Hills, California, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. The company is delinquent in its periodic filings with the

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2012, in accordance with 17 C.F.R. § 201.141(a)(2)(ii) and Burns. Ind. Code Ann. §§ 23-1-24-1, -4. China Bottles, Inc., a revoked Nevada corporation, was served with the OIP by service on its Nevada registered agent on February 6, 2012, in accordance with 17 C.F.R. § 201.141(a)(2)(ii) and Nev. Rev. Stat. § 78.090. Long-e International, Inc., an expired Utah corporation, was served with the OIP by service on its Utah registered agent in accordance with 17 C.F.R. § 201.141(a)(2)(ii) and Utah Code Ann. § 16-17-301. Nano Superlattice Technology, Inc., a Delaware corporation, was served with the OIP by service on the Delaware Secretary of State on February 20, 2012, in accordance with 17 C.F.R. § 201.141(a)(2)(ii) and 8 Del. C. § 321.

[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[3] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

Commission, having not filed any periodic reports since it filed a Form 10 registration statement on July 9, 2009. The company's stock is not publicly quoted or traded.

China One Holding, Inc. (CIK No. 1464201), is a Delaware corporation located in Beverly Hills, California, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10 registration statement on July 9, 2009. The company's stock is not publicly quoted or traded.

China Private Equity Group, Corporation (CIK No. 1464371), is a Delaware corporation located in Beverly Hills, California, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-12(g) on July 9, 2009; the company has not made any other filings since this initial form registering its securities and is not publicly quoted or traded.

Chinese Manufacturers Online Corp. (CIK No. 1353486) is a Delaware corporation located in Mountain Lakes, New Jersey, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed its Form 10-Q on August 19, 2008, for the quarterly period ended June 30, 2008. The company is not publicly quoted or traded.

Long-e International, Inc. (CIK No. 1082562), is a Utah corporation located in Guangdong, China, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q on August 19, 2008, for the period ended June 30, 2008. As of November 17, its common stock (symbol "LOGE") was quoted on OTC Link, had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Nano Superlattice Technology, Inc. (CIK No. 1080316), is a Delaware corporation located in Taiwan, Republic of China, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q on August 19, 2008, for the period ended June 30, 2008. As of November 17, 2011, its common stock (symbol "NSLT") was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in <u>Gateway Int'l Holdings, Inc.</u>, Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing <u>Steadman v. SEC</u>, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. <u>See</u> <u>Cobalis Corp.</u>, Exchange Act Release No. 64813 (July 6, 2011), 101 SEC Docket 43379; <u>Nature's Sunshine Products, Inc.</u>, Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488; <u>Impax Lab., Inc.</u>, Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241; <u>America's Sports Voice, Inc.</u>, Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, <u>recon. denied</u>, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419; <u>Eagletech Commc'ns, Inc.</u>, Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225. Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

<u>SEC v. Beisinger Indus. Corp.</u>, 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); <u>accord</u> <u>e-Smart Techs., Inc.</u>, Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 968-69. The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." <u>e-Smart Techs., Inc.</u>, 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of BluePoint Linux Software Corp. is REVOKED;

the REGISTRATION of the registered securities of China Bottles, Inc., is REVOKED;

the REGISTRATION of the registered securities of China Hinon Biotech, Inc., is REVOKED;

the REGISTRATION of the registered securities of China One Holding, Inc., is REVOKED;

the REGISTRATION of the registered securities of China Private Equity Group, Corporation, is REVOKED;

the REGISTRATION of the registered securities of Chinese Manufacturers Online Corp. is REVOKED;

the REGISTRATION of the registered securities of Long-e International, Inc., is REVOKED; and

the REGISTRATION of the registered securities of Nano Superlattice Technology, Inc., is REVOKED.

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Carol Fox Foelak
Administrative Law Judge